SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549






                                  SCHEDULE 13G



                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          AXIS CAPITAL HOLDINGS LIMITED
--------------------------------------------------------------------------------
                                (Name of Issuer)




                   Common Shares, $0.0125 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)




                                   G0692U 10 9
                                 (CUSIP Number)




                                  July 1, 2003
             (Date of Event Which Requires Filing of this Statement)


           Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                     |_| Rule 13d-1(b)

                     |_| Rule 13d-1(c)

                     |X| Rule 13d-1(d)

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No. G0692U 10 9
------------------------------------------------------------------------------------------------------------------------------------
       1         NAME OF REPORTING PERSON                  Credit Suisse First Boston, on behalf of the
                                                           Credit Suisse First Boston business unit

                 -------------------------------------------------------------------------------------------------------------------

                 I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


---------------- -------------------------------------------------------------------------------------------------------------------
       2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                          (a) [ ]
                                                                                                           (b) [X]
---------------- -------------------------------------------------------------------------------------------------------------------
       3         SEC USE ONLY
---------------- -------------------------------------------------------------------------------------------------------------------
       4         CITIZENSHIP OR PLACE OF ORGANIZATION

                     Switzerland
-------------------------------- ------------- -------------------------------------------------------------------------------------
                                      5        SOLE VOTING POWER

                                                   None
           NUMBER OF
            SHARES
         BENEFICIALLY
           OWNED BY
             EACH
           REPORTING
            PERSON
             WITH
-------------------------------- ------------- -------------------------------------------------------------------------------------
                                      6        SHARED VOTING POWER

                                                   14,810,878**
-------------------------------- ------------- -------------------------------------------------------------------------------------
                                      7        SOLE DISPOSITIVE POWER

                                                   None
-------------------------------- ------------- -------------------------------------------------------------------------------------
                                      8        SHARED DISPOSITIVE POWER

                                                   14,810,878
---------------- -------------------------------------------------------------------------------------------------------------------
       9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     14,810,878
---------------- -------------------------------------------------------------------------------------------------------------------
      10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
                                                                                                                           [ ]
---------------- -------------------------------------------------------------------------------------------------------------------
      11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                     9.9%
---------------- -------------------------------------------------------------------------------------------------------------------
      12         TYPE OF REPORTING PERSON

                     BK, HC, OO
---------------- -------------------------------------------------------------------------------------------------------------------



*SEE INSTRUCTION BEFORE FILLING OUT!

** See Item 4(b) below.

ITEM 1.  NAME OF ISSUER AND ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

           (a) Name of Issuer: AXIS Capital Holdings Limited (the "Company")

           (b) Address of Issuer's Principal Executive Offices:

                     106 Pitts Bay Road
                     Pembroke HM 08
                     Bermuda

ITEM 2.  PERSON FILING:

(a) Name of Person Filing:

           See Item 1 on the cover page. See also, Schedule I.

(b) Address of Principal Business Office or, if none, Residence:

           Uetlibergstrasse 231, P.O. Box 900, CH 8070 Zurich, Switzerland

(c) Citizenship:

           Switzerland

(d) Title of Class of Securities:

           Common Shares, par value $0.0125 per share

(e) CUSIP Number:

           G0692U 10 9

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B) OR 13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

           (a) [ ] Broker or dealer registered under Section 15 of the Exchange Act.

           (b) [ ] Bank as defined in Section 3(a)(6) of the Exchange Act.

           (c) [ ] Insurance company as defined in Section 3(a)(19) of the Exchange Act.

           (d) [ ] Investment company registered under Section 8 of the Investment Company Act.

           (e) [ ] An investment adviser in accordance with Rule
13d-1(b)(1)(ii)(E);

           (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

           (g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

           (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

           (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

           (j) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

ITEM 4.  OWNERSHIP.

ITEM 4(A):  AMOUNT BENEFICIALLY OWNED:

           See response to Item 9 on page 2.


ITEM 4(B):  PERCENT OF CLASS:

           See response to Item 11 on page 2 and see Schedule I.

           In addition, certain affiliates of the Reporting Person are parties to a shareholders agreement which grants such affiliates certain registrations rights, tag-along rights with respect to proposed sales of 20% or more of the outstanding Common Shares by a shareholder (or group of shareholders) and certain information rights with respect to the Company. The shareholders agreement is filed as Exhibit 10.1 to the Company's S-1 registration statement (Registration No. 333-103620).

ITEM 4(C): Number of shares as to which the Reporting Person has:

           (i) sole power to vote or direct the vote:

           See response to Item 5 page 2.

           (ii) shared power to vote or to direct the vote:

           See response to Item 6 on page 2.

           (iii) sole power to dispose of or to direct the disposition of:

           See response to Item 7 on page 2.

           (iv) shared power to dispose of or to direct the disposition of:

           See response to Item 8 on page 2.


ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

           N/A

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

           N/A

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

           See Schedule I.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

           N/A

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP.

           N/A


ITEM 10.  CERTIFICATION.

           (a) N/A

           (b) N/A

                                  SIGNATURES

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                  CREDIT SUISSE FIRST bOSTON, on behalf of the Credit Suisse First Boston business unit


                                  By:  /s/ Ivy B. Dodes
                                     -------------------------------------------
                                     Name:   Ivy B. Dodes
                                     Title:  Managing Director

                                  SCHEDULE I
                                  ----------

           In accordance with Securities and Exchange Commission Release No. 34-39538 (January 12, 1998), this statement is being filed by Credit Suisse First Boston (the "Bank"), a Swiss bank, on behalf of itself and its subsidiaries, to the extent that they constitute the Credit Suisse First Boston business unit (the "CSFB business unit") excluding Asset Management (as defined below) (the "Reporting Person"). The CSFB business unit is also comprised of an asset management business principally conducted under the brand name Credit Suisse Asset Management ("Asset Management"). The Reporting Person provides financial advisory and capital raising services, sales and trading for users and suppliers of capital around the world and invests in and manages private equity and venture capital funds. Asset Management provides asset management and investment advisory services to institutional, mutual fund and private investors worldwide. The address of the Bank's principal business and office is Uetlibergstrasse 231, P.O. Box 900, CH 8070 Zurich, Switzerland. The address of the Reporting Person's principal business and office is Eleven Madison Avenue, New York, New York 10010.

           The Bank owns directly a majority of the voting stock, and all of the non-voting stock, of Credit Suisse First Boston, Inc. ("CSFBI"), a Delaware corporation. The address of CSFBI's principal business and office is Eleven Madison Avenue, New York, New York 10010. The ultimate parent company of the Bank and CSFBI, and the direct owner of the remainder of the voting stock of CSFBI, is Credit Suisse Group, a corporation formed under the laws of Switzerland ("CSG").

           CSFBI owns all of the voting stock of Credit Suisse First Boston
           (USA), Inc. ("CSFB-USA"), a Delaware corporation and holding company. Credit Suisse First Boston LLC ("CSFB LLC"), a Delaware limited liability company, is a registered broker-dealer and the successor company of Credit Suisse First Boston Corporation ("CSFBC"). CSFB-USA is the sole member of CSFB LLC. The address of the principal business and office of each of CSFB-USA and CSFB LLC is Eleven Madison Avenue, New York, New York 10010.

           CSG is a global financial services company with two distinct business unit. In addition to the CSFB business unit, CSG and its consolidated subsidiaries are comprised of the Credit Suisse Financial Services business unit. CSG's business address is Paradeplatz 8, P.O. Box 1, CH 8070 Zurich, Switzerland.

           CSG, for purposes of the federal securities laws, may be deemed ultimately to control the Bank and the Reporting Person. CSG, its executive officers and directors, and its direct and indirect subsidiaries (including Asset Management and the Credit Suisse Financial Services business unit) may beneficially own securities of the Company, and such securities are not reported in this statement. CSG disclaims beneficial ownership of shares of Common Stock beneficially owned by its direct and indirect subsidiaries, including the Reporting Person. The Reporting Person disclaims beneficial ownership of shares of Common Stock beneficially owned by CSG, Asset Management and the Credit Suisse Financial Services business unit.

           The Reporting Person disclaims beneficial ownership of securities held directly by any entity described herein except with respect to the Reporting Person's proportionate interest in or ownership of such entity. The filing of this statement shall not be construed for purposes of Section 16 of the Securities Exchange Act of 1934, as amended, as an admission of beneficial ownership of the securities reported on this statement.